UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Praxair Distribution, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

Praxair Distribution, Inc. 401 (k) Retirement Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Praxair Distribution, Inc. 401(k) Retirement Plan
Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Praxair Distribution, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
New York, New York
May 31, 2013

Praxair Distribution, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
as of December 31, 2012 and 2011

	December 31,
	2012	2011
Assets:
Investments, at fair value (Notes 5 and 6)	$—	$202,604,832
Receivables:
Participant contributions	—	62,795
Employer contributions	—	232,241
Notes receivable from participants	—	9,521,259
	—	9,816,295
Total Assets	—	212,421,127
Liabilities:
Accrued expenses	—	80,178
Net Assets Available for Benefits at Fair Value	—	212,340,949
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 3, 4 and 5)	—	(1,011,820)
Net Assets Available for Benefits	$—	$211,329,129
The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2012

Additions to (Deductions from) Net Assets
Contributions:
Participants	$10,140,295
Employer	6,374,812
Rollovers from other plans (Note 2)	1,237,939
Total contributions	17,753,046
Investment income:
Net appreciation in fair value of investments (Note 5)	13,145,020
Interest and dividends	8,675,235
Total net investment income	21,820,255
Interest on notes receivable from participants	228,170
Benefits paid to participants	(16,094,220)
Administrative expenses	(147,237)
(16,241,457)
Increase in Net Assets Before Transfers	23,560,014
Transfers from other plans (Notes 1 and 9)	19,675
Transfers to other plans (Notes 1, 2 and 9)	(234,908,818)
Net Decrease in Net Assets Available for Benefits	(211,329,129)
Net Assets Available for Benefits
Beginning of year	211,329,129
End of year	$—

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 - Inception of the Plan
GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the “Company”) and renamed as the Praxair Distribution, Inc. 401(k) Retirement Plan (the “Plan”).
Effective December 31, 2011, the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan was merged into the Plan.

Effective December 31, 2012, the Plan was merged into the Praxair Retirement Savings Plan resulting in net assets of $234,882,612 being transferred out of the Plan, which is included in transfers out of $234,908,818.
Note 2 - Description of the Plan
The following description of the Plan provides only general information as was in effect prior to the merger of the Plan into the Praxair Retirement Saving Plan. Participants should refer to the Plan document, as amended, for a complete description of the Plan's provisions. The following information does not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.
General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Plan (the “Administrator”). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. The trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating subsidiaries are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.
Contributions
Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis or a combination of both. Highly compensated employees are allowed to voluntarily contribute up to 15% of their eligible compensation to the Plan, of which 9% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $17,000 in 2012. All employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $5,500 in 2012.
Participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above. Distributions from the Roth 401(k) account are free from income tax, as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age 59 1/2.

Participants meeting certain minimum age and/or Plan participation requirements are able to convert part or all of their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.
Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution, as long as it has been at least five tax years since the participant first made Roth contributions (including the conversion) to the Plan and the participant is at least age 59 1/2.

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% of eligible compensation, unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 4% of eligible compensation.
All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.
All regular/full-time employees (as defined in the Plan), except those employed by Praxair Distribution Southeast, LLC (“PDSE”), are immediately eligible for Company contributions as outlined below. Such contributions are subject to a three year vesting schedule. The three year vesting period begins on the employee’s date of hire or adjusted date of hire for a former participant reemployed by the Company, whichever is earlier. Participants employed by PDSE are subject to a service waiting period of two years before being eligible to receive Company contributions under the Plan, and any Company contributions made on behalf of an eligible employee of PDSE are fully vested at all times. In addition, part-time employees are only eligible to receive Company contributions through the Plan after their completion of certain minimum service requirements as set forth in the Plan.
The Company will make a contribution on behalf of eligible employees according to the following table. One age point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period.

Age and Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company contribution	2.0%	2.5%	3.0%	4.0%	5.0%
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are at all times fully vested in their own contributions, Company contributions made prior to July 1, 2004, and rollover contributions. All participants, except those employed by PDSE, become fully vested in Company contributions made on or after July 1, 2004, after completing three years of service (as defined in the Plan). Participants who are employees of PDSE are at all times fully vested in all Company contributions made on their behalf. Unvested Company contributions are forfeited following separation from the Company and may be used to reduce future Company contributions or for Plan expenses.
Investment Options
Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan as listed below:
Mutual funds
Common trusts
Praxair Common Stock Fund
Participants may change the investment election of their contributions and existing balances at any time.

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

Dividend Payout on Company Stock Funds
A portion of the Plan consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.
Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.
Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest are paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. A loan application fee of $35 is charged to the participant’s account for each new loan.
Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2012 and 2011. Delinquent participant loans are recorded as a distribution in accordance with the terms of the Plan and applicable law.
All the outstanding loans of the Plan at December 31, 2012 have been transferred to the Praxair Retirement Savings Plan in connection with the merger into such plan.
Rollovers
Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.
Forfeitures
Under the Plan’s provisions, when Company contributions of non-vested participants are forfeited, the amount shall be applied either to pay the Plan’s administrative expenses or reduce future Company contributions. The Company utilized $140,218 of forfeitures to reduce Company contributions and Plan expenses in 2012. The remaining balance in the forfeiture account, $85,744, was transferred to the Praxair Retirement Savings Plan in conjunction with the merger of the plans at December 31, 2012.
Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Accounting Standards Implemented in 2012
The following standard was effective for the Plan in 2012 and its adoption did not have a significant impact on the Plan's financial statements:

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

•
Expanded Disclosures about Fair Value Measurements –– In May 2011, the FASB issued guidance expanding the disclosures for Fair Value Measurements, particularly Level 3 inputs. For fair value measurements categorized in Level 3 of the fair value hierarchy, required disclosures include: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value changes in unobservable inputs and interrelationships between those inputs. Refer to Note 6 for additional disclosures related to fair value.

Payment of Benefits
Benefits are recorded when paid.
Investment Valuation and Income Recognition
Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio ("MIP") II Class 3 Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Note 4 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 to Form 5500. As indicated in Note 1 above, the Plan was merged into the Praxair Retirement Savings Plan as of December 31, 2012.

2011
Net assets available for benefits per the financial statements	$211,329,129
Adjustment from contract to fair value for fully benefit-responsive contracts	1,011,820
Net assets available for benefits per the Form 5500	$212,340,949

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

The following is a reconciliation of the net investment income per the financial statements for the year ended December 31, 2012 to the Form 5500:

2012
Total net investment income per the financial statements	$21,820,255
Adjustment from contract to fair value for fully benefit- responsive contracts as of December 31, 2011	(1,011,820)

Total net investment income per the Form 5500	$20,808,435

Note 5 – Investments
Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2011 are noted below. As indicated in Note 1 above, the Plan was merged into the Praxair Retirement Savings Plan as of December 31, 2012.

2011
Fidelity MIP II Class 3 Fund (contract value— $40,632,558)	$41,644,378
Praxair Common Stock Fund	38,442,838
Invesco VK Small Cap Value Y Fund *	24,634,556
Vanguard LifeStrategy Moderate Growth Fund	26,205,746
Spartan U.S. Equity Index Fund	14,241,937

* On April 14, 2011, shareholders in the Plan's INVESCO US Small Cap Value Y Fund approved a merger of the Fund into the INVESCO VK Small Cap Value Y Fund. The merger of the two Funds took place on May 20, 2011.

The Fidelity MIP II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because certain of the fund's investments are fully benefit-responsive investment contracts. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial termination or merger into an external plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 2% at December 31, 2012 and 2011. The average yield based on interest credited to participants was approximately 1% and 2% at December 31, 2012 and 2011, respectively.

Effective as of July 27, 2012, the following four new investment options were added to the Plan and participants also have the availability of a limited self directed brokerage account through Fidelity's BrokerageLink program:

•	State Street Global Advisors (SSgA) Russell Large Cap Growth Index Fund

•	State Street Global Advisors (SSgA) Russell Large Cap Value Index Fund

•	State Street Global Advisors (SSgA) Russell Small / Mid Cap Index Fund

•	State Street Global Advisors (SSgA) Emerging Markets Index Fund

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2012
Mutual funds	$11,244,185
Praxair Common Stock Fund	935,882
Common trust	964,953

$13,145,020

Note 6 - Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2011. As indicated in Note 1 above, the Plan was merged into the Praxair Retirement Savings Plan as of December 31, 2012 and all assets of the Plan were transferred to the Praxair Retirement Savings Plan as of such date.

	Investment Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$29,997,390	$—	$—	$29,997,390
Mid-Cap	9,405,229	—	—	9,405,229
Small-Cap	24,634,556	—	—	24,634,556
Balanced	31,432,359	—	—	31,432,359
International	7,514,709	—	—	7,514,709
Emerging markets bond fund	4,351,492	—	—	4,351,492
Domestic bond fund	9,909,120	—	—	9,909,120
Praxair Common Stock Fund	38,442,838	—	—	38,442,838
Common trusts:
Large-Cap	—	3,422,076	—	3,422,076
International	—	1,850,685	—	1,850,685
Domestic bond fund	—	41,644,378	—	41,644,378
Total	$155,687,693	$46,917,139	$—	$202,604,832

There are no Plan liabilities that are required to be recorded at fair value at December 31, 2011.
The following is a description of the valuation methodologies for the Plan assets measured at fair value.
Mutual Funds – Large-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalizations. The fair

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Emerging Markets Bond Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within emerging markets. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Praxair Common Stock Fund – The Praxair Common Stock Fund is an employer stock unitized fund. The fund consists of Praxair, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Praxair, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Praxair Common Stock Fund is classified as Level 1 within the valuation hierarchy.
Common Trusts – Large-Cap – This class consists of private funds that invest primarily in marketable equity securities with large market capitalizations. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Common Trusts – International – This class consists of private funds that invest primarily in international marketable equity securities and other investments. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Distribution, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

Common Trusts – Domestic Bond Fund – This class consists of a commingled stable value fund that primarily invests in domestic fixed income securities, money market funds and may invest in investment contracts issued by insurance companies and other financial institutions. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.
Note 7 - Tax Status
The IRS determined and informed the Company by a letter dated March 3, 2011, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the IRS, the Plan Administrator and counsel believe that in design and operation, the Plan continues to operate in accordance with applicable law.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Form 5500 filed for the 2009 Plan year was audited by IRS in 2012 and the return was accepted by the IRS with no findings. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
Note 8 - Plan Expenses
Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants were charged a rate of 0.08% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity MIP II Class 3 Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan, the difference would be paid by the Company. No Plan expenses were paid by the Company during 2012.

Note 9 - Transfers of Participants
Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they were employed at the end of the Plan year. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $19,675 and $26,206, respectively.
As indicated in Note 1 above, the Plan was merged into the Praxair Retirement Savings Plan as of December 31, 2012. Accordingly, all participant account balances of the Plan were transferred to the Praxair Retirement Savings Plan as of such date.
Note 10 - Parties-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Plan

Date: May 31, 2013	By:	/s/ James S. Sawyer
James S. Sawyer,
Member of the Administration and Investment
Committee for the Praxair Distribution, Inc.
401(k) Retirement Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Distribution, Inc. 401(k) Retirement Plan
Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-33801) of our report dated May 31, 2013, relating to the financial statements of the Praxair Distribution, Inc. 401(k) Retirement Plan appearing in this Form 11-K for the year ended December 31, 2012.

/s/ BDO USA, LLP
New York, New York
May 31, 2013